UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2012

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall not be deemed to have been incorporated by reference in the Company’s registration statement on Form F-3 (File No. 333-162103).

COMMUNIQUÉ – EMBRAER 2012 OUTLOOK AND GUIDANCE

São José dos Campos, February 9, 2012 – Embraer today released the following market guidance to the investment community:

2011 HIGHLIGHTS

Embraer experienced a positive year in 2011. The Company delivered a total of 105 commercial jets, as well as 99 executive jets, being 83 light jets and 16 large jets. Furthermore, overall revenues from the Aviation Services and the Defense & Security segment were above the Company’s guidance, which, combined with the additional deliveries of commercial jets, helped offset the shortfall in executive jet deliveries. Considering the above, the Company was able to meet its annual Revenue guidance. From an operational perspective, the Company’s ongoing productivity efforts, coupled with a good revenue mix, contributed to a strong recurring operating margin profile, above the annual Operating Margin guidance. With respect to sales, the Company booked a total of 124 new orders for the E-Jets family, which helped assure a reasonably stable backlog, totaling US$15.4 billion at the end of 2011. As a result of the strong deliveries in 4Q11, the Company had a strong operating cash flow generation for the period and therefore the Company’s Net Cash position at the end of 2011 was approximately US$ 470 million.

2012 OUTLOOK AND GUIDANCE

As we move into 2012, macro-economic expectations are that the global economy will continue to grow at a more moderate pace (approximately 2.5% GDP growth). In 2012, emerging markets are expected to lead the pace of growth in GDP, at approximately 5%, whereas the United States should grow its GDP approximately 1.5%, while Europe’s GDP will likely remain stagnant. Order activity in Commercial aviation is expected to be similar to 2011, supporting a stable book to bill for the year. In the Executive aviation market, despite historically high corporate profit levels, which is a key macro-economic indicator for this segment, recovery has not yet started. The volatility in the financial markets and the European crisis will likely continue to affect market recovery in 2012, as has been generally the case in 2011. With respect to Defense & Security, the Company expects this market to continue to grow at a more accelerated pace than the other business units, and therefore, over the next five years, this segment should represent a greater share of the Company’s total Revenue mix. In this line, considering an accelerated growth rate in Defense & Security, and a stable business in Executive Aviation and Commercial Aviation, the Company expects a modest growth in total Revenues in 2012. For the coming years, Revenue growth will depend on the evolution of the global macro scenario, which remains unstable.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Flavia Sekles	Robert Stangarone	Hervé Tilloy	Mirage Zhong	Shorbani Roy
flavia.sekles@embraer.com.br	rstangarone@embraer.com	herve.tilloy@embraer.fr	mirage.zhong@bjs.embraer.com	shorbani.roy@sin.embraer.com
Cell: +55 12 8111 0600	Cell: +1 954 260 9939	Cell: +33 6 0864 3545	Cell: +86 138 1191 8053	Cell: +65 9794 2401
Tel.: +55 12 3927 1311	Tel.: +1 954 359 3101	Tel.: +33 1 4938 4530	Tel.: +86 10 6598 9988	Tel.: +65 6305 9955
Fax: +55 12 3927 2411	Fax: +1 954 359 4755	Fax: +33 1 4938 4456	Fax: +86 10 6598 9986	Fax: +65 6734 8255

In terms of product strategy, the Legacy 450 and Legacy 500 programs are approaching their final years of development and shall therefore require an increase in investments. The Company also expects to intensify its research expenditures, as it continues the definition of the E-Jets evolution strategy. Regarding CAPEX, the construction of the industrial facilities in Evora, Portugal, is ongoing and the project remains on track to commence operations in 2012.

In light of the scenario above, in 2012, Embraer expects to deliver between 105 and 110 commercial jets, 75 to 85 light executive jets, and 15 to 20 large executive jets. Given the mix of products, the Company’s Revenue is expected to reach between US$ 5.8 billion and US$ 6.2 billion, to which Commercial Aviation, Executive Aviation and Defense & Security business shall contribute as per the following table:

Net Sales Breakdown	US$ Million
Coml Av	3700 ~ 3850
Exec Av	1100 ~ 1300
Defense & Security	900 ~ 950

Other business is expected to achieve US$ 100 million. Revenues for Aviation Services are accounted for within the revenues of each of the business units and shall reach a total of US$ 750 million to US$ 800 million, with the following expected breakdown:

For its projections, the Company is assuming that, in 2012, the average Real to Dollar exchange rate will remain relatively stable when compared to 2011. Operating expenses shall be impacted by an increase of approximately 10% in wages at the end of 2011, as result of the annual settlement between the worker’s union and the Company and certain increases in

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Flavia Sekles	Robert Stangarone	Hervé Tilloy	Mirage Zhong	Shorbani Roy
flavia.sekles@embraer.com.br	rstangarone@embraer.com	herve.tilloy@embraer.fr	mirage.zhong@bjs.embraer.com	shorbani.roy@sin.embraer.com
Cell: +55 12 8111 0600	Cell: +1 954 260 9939	Cell: +33 6 0864 3545	Cell: +86 138 1191 8053	Cell: +65 9794 2401
Tel.: +55 12 3927 1311	Tel.: +1 954 359 3101	Tel.: +33 1 4938 4530	Tel.: +86 10 6598 9988	Tel.: +65 6305 9955
Fax: +55 12 3927 2411	Fax: +1 954 359 4755	Fax: +33 1 4938 4456	Fax: +86 10 6598 9986	Fax: +65 6734 8255

Commercial expenses driven by additional marketing efforts as well as the expected mix of products. Therefore, Embraer expects 2012 EBIT margin to stay between 8% and 8.5% and 2012 EBITDA margin to stay between 11.5% and 12.5%.

Total investments shall reach US$650 million for 2012, of which projected Research expenditures are expected to total US$ 100 million, product development is expected to amount to US$ 350 million and CAPEX investments is expected to reach US$ 200 million. Also, it is important to note that the Company was able to anticipate the receipt of approximately US$ 70 million in risk sharing partner contributions for 2011, which helped reduce the Company’s total investment in product development for that year. Considering most of contributions from risk sharing partners were already received, there will be fewer contributions from them in 2012, as most of those contributions were already made in 2009, 2010 and 2011.

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. On December 31, 2011, Embraer had a workforce of 17,265 employees – not counting the employees of its partially owned subsidiaries – and its firm order backlog totaled USD 15.4 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Flavia Sekles	Robert Stangarone	Hervé Tilloy	Mirage Zhong	Shorbani Roy
flavia.sekles@embraer.com.br	rstangarone@embraer.com	herve.tilloy@embraer.fr	mirage.zhong@bjs.embraer.com	shorbani.roy@sin.embraer.com
Cell: +55 12 8111 0600	Cell: +1 954 260 9939	Cell: +33 6 0864 3545	Cell: +86 138 1191 8053	Cell: +65 9794 2401
Tel.: +55 12 3927 1311	Tel.: +1 954 359 3101	Tel.: +33 1 4938 4530	Tel.: +86 10 6598 9988	Tel.: +65 6305 9955
Fax: +55 12 3927 2411	Fax: +1 954 359 4755	Fax: +33 1 4938 4456	Fax: +86 10 6598 9986	Fax: +65 6734 8255

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2012

Embraer S.A.

By:	/s/ Paulo Penido Pinto Marques
	Name:	Paulo Penido Pinto Marques
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer